UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

To Our Shareholders

For the 2003 second fiscal quarter, Creo revenue was $141.5 million, up 9 percent from $130.1 million in the 2002 second quarter. Sequentially, revenue was comparable to $142.8 million in the 2003 first quarter, due to a seasonal reduction in our OEM business balanced by improvements in the EMEA (Europe, Middle East and Africa) region.

Revenue in the Americas region was $55.1 million, down 2% sequentially this quarter due to general economic conditions and uncertainty in the U.S. However, total revenue in the Americas was up slightly compared to the prior year.

Our market position in Europe continues to be strong and revenue in the EMEA region was $56.0 million this quarter, up 13% over the prior quarter due to improved sales execution and the strengthened Euro. This quarter we saw the EMEA region surpass the Americas in revenue for the first time, which is appropriate given the larger size of the European graphic arts market. Year-over-year, EMEA improved by 23%.

Revenue in the Asia-Pacific economic region was $16.3 million this quarter, a decrease of 4% from the 2003 first fiscal quarter. Improvements in Japan were offset by normal seasonal reductions in the balance of Asia. Despite the small sequential decline this quarter, revenue in the Asia-Pacific region increased 25% compared to the same period last year.

Revenue from the OEM and Other segment was $14.1 million this quarter down sequentially by 30% due to normal seasonal reductions in the digital color server business with Xerox Corporation ("Xerox"). Revenue in this segment decreased 18% compared to the second quarter last year due to reduced shipments of on-press imaging systems.

We have worked hard to control our expenses through targeted cost reduction and consolidation activities over the last year and we are committed to finding additional opportunities to reduce expenses through the balance of the fiscal year. Net operating expenses were $62.4 million during the 2003 second quarter compared to $58.2 million in the 2002 second quarter and $61.5 million in the prior quarter. This quarter's results include the first full quarter's expenses from the new production planning software product group following the acquisition of ScenicSoft, Inc. ("ScenicSoft") and the effect of a return to market salaries after a one year reduction during 2002. Year-over-year, net operating expenses increased 7.3% or $4.2 million but were stable as a percentage of revenue. Year-over-year currency effects increased expenses by over $5 million significantly offsetting most of the benefit to revenue of the strengthened Euro. Net operating expenses exclude other income, business integration and restructuring costs, intangible assets amortization and the royalty arrangement with the Office of the Chief Scientist in Israel.

1 | 2003 Second Quarter Report to Shareholders

In accordance with Canadian generally accepted accounting principles ("GAAP"), we recorded a loss of $1.2 million or $0.02 per share this quarter compared to a loss of $17.1 million or $0.35 per share in the 2002 second quarter and net income of $1.5 million or $0.03 per share (diluted) in the previous quarter. Our GAAP loss this quarter includes an equity loss of $2.3 million from the non-cash equity pick up on the losses of Printcafe Software, Inc. ("Printcafe") and restructuring expenses of $2.1 million due to lease terminations resulting from the consolidation of our North America operations.

Adjusted earnings of $2.9 million or $0.06 per share (diluted) in the 2003 second quarter represent an improvement of 8 cents per share from the prior year and 1 cent per share over the prior quarter. Our adjusted earnings improved due to higher gross margins and increased financial and other income, partially offset by increased net operating expenses.

For the six-month period ended March 31, 2003, Creo revenue was $284.2 million, an increase of 5 percent from $269.6 million in the six-month period ended March 31, 2002. Our GAAP earnings were $0.3 million or $0.01 per share (diluted) for the six-month period ended March 31, 2003 compared to a loss of $22.1 million or $0.45 per share for the prior year. Adjusted earnings of $5.3 million or $0.11 per share (diluted) for the six-month period ended March 31, 2003 compared to an adjusted loss of $3.4 million or $0.07 per share in the same period in the prior year.

Adjusted earnings is a non-GAAP measure and excludes equity loss on investment, restructuring and business integration costs, the royalty arrangement with the Office of the Chief Scientist in Israel, intangible assets amortization and their tax effects.

Financial highlights

  Gross margins increased to 45 percent this quarter, up 220 basis points from the 2002 second quarter and up 80 basis points from the 2003 first quarter. The gross margin improvement in the 2003 second quarter resulted from improved product mix and increased service profitability due to higher efficiency.
  Cash and cash equivalents were $62.3 million this quarter. Subsequent to the quarter-end, we received approximately $18.8 million from Scitex Corporation Ltd. ("Scitex") as a final payment relating to the acquisition of their prepress business.
  Cash used by operations was $0.5 million this quarter compared to cash from operations of $2.7 million in 2002 second quarter, and $7.2 million in the prior quarter due to the payment of accrued annual employee benefits and reduction of trade payables.

2 | 2003 Second Quarter Report to Shareholders

In April 2003, we shipped the 5000th CTP system from Creo, over one-third of the total devices in the field and two to three times more than the largest of our competitors. Creo and our customers around the world celebrated this major achievement. What this accomplishment represents is undisputed leadership in a technology that has transformed an industry. There is nothing else that has had as significant an effect on print quality and printer productivity as did the computer-to-plate ("CTP") device, and particularly Creo CTP systems. Our equipment is used by the most successful printers around the world in markets from commercial printing; to high-volume catalog; to book and directory printing; to packaging and now newspaper printing.

Today, our Value in Print initiative is changing the competitive landscape and the effects are now being seen in Japan, Europe and Latin America, in addition to North America. The last nine years has seen computer-to-plate become a well-established production method. What we are doing next is to establish Creo's Staccato® as the world's new standard for print production efficiency and quality. Our customers are resetting the expectations in the market for print quality. At this point, the popularity of Staccato feeds on itself, since it is becoming a competitive differentiator for our customers, who are using it to win more work.

Networked Graphic Production™ ("NGP") is one of Creo's central initiatives - a comprehensive vision for an integrated and optimized world of print production, where designers, print buyers, prepress, press and post-press are united within a well-defined network of automated digital interactions. We have had very positive reactions from our customers to the NGP initiative. Those printers that implemented CTP several years ago have enjoyed the advantage of higher productivity and lower costs. Now they are looking to Creo for the next step. The appeal of NGP is that is not a product or even a set of products. It provides a framework for a printer to plan their investments into the future, as they continue to build their own capabilities. It is now acknowledged that the only path to continued profitability for printers is continuous improvement as they move to fully integrated digital production.

In order to promote the NGP vision, Creo has defined a partnership program to work with other vendors, who support the vision of integrated systems based on open standards like PDF and JDF. This quarter, Xerox joined Adobe Systems Incorporated, Komori Corporation and Printcafe as Networked Graphic Production partners. We also announced an expanded relationship with Koenig & Bauer AG ("KBA"), the third-largest press vendor in the world. KBA has joined our Networked Graphic Production partnership and has also signed an agreement to sell the Creo's Brisque® prepress workflow with their Karat digital presses.

3 | 2003 Second Quarter Report to Shareholders

Creo is well engaged and we have a clear idea of where we need to take this industry. There is no question that the printing industry must continue to become more efficient over the next many years. All printers - all our customers - will have to get better and more efficient every year. Creo will be a key driver of that change. We continue to hear from our customers that their investments in Creo technology have been the key to continued profitability and to their ability to differentiate themselves in a competitive market. We are not waiting for economic recovery; we are doing what it takes to make our customers and Creo as successful as we can be.

We would like to thank the Creo investors for their continued support, our employees for their dedication and innovation, and our loyal customers for partnering with us in creating mutual success.
Amos Michelson Mark Dance Chief Executive Officer Chief Financial Officer and Chief Operating Officer

Summary of GAAP Results (in thousands of U.S. dollars)

Three months ended			Three months ended	Six months ended
	Mar 31 2003	Mar 31 2002	Dec 31 2002	Mar 31 2003	Mar 31 2002

Revenue	$ 141,463	$ 130,143	$ 142,776	$284,239	$ 269,652
Net earnings (loss)	$ (1,178)	$ (17,137)	$ 1,513	$ 335	$ (22,131)
Net earnings (loss) per share - diluted	$ (0.02)	$ (0.35)	$ 0.03	$ 0.01	$ (0.45)

GAAP Income (Loss) Reconciliation to Adjusted Earnings (Loss) (in thousands of U.S. dollars)

	Three months ended		Three months ended	Six months ended
	Mar 31 2003 unaudited	Mar 31 2002 unaudited	Dec 31 2002 unaudited	Mar 31 2003 unaudited	Mar 31 2002 unaudited

Income (loss) under GAAP		$(17,137)	$ 1,513	$ 335	$ (22,131)
Restructuring	2,122	-	-	2,122	3,287
Business integration costs	236	268	213	449	268
Intangible assets amortization	706	102	537	1,243	102
Equity loss on investments	2,343	-	375	2,718	-
Royalty arrangement	-	15,846	-	-	15,846
Tax related to reconciling items	(1,326)	(100)	(219)	(1,545)	(740)

Adjusted earnings (loss)	$ 2,903	$ (1,021)	$ 2,419	$ 5,322	$ (3,368)

Adjusted earnings (loss) per share	$ 0.06	$ (0.02)	$ 0.05	$ 0.11	$ (0.07)

4 | 2003 Second Quarter Report to Shareholders

Management's Discussion and Analysis

All financial figures in United States ("U.S.") dollars unless noted otherwise.

The following discussion and analysis covers the interim consolidated financial statements of Creo Inc. ("Creo" or the "Company"), for the three-month period ended March 31, 2003 and should be read in conjunction with the Management Discussion and Analysis section on pages 17-27 in the Company's 2002 Annual Report.

Overview

Founded in 1983, Creo is a developer and manufacturer of digital solutions for the graphic arts industry. We manufacture more than 300 products for commercial and publication printers, packaging converters, prepress tradeshops, newspaper printers and for creative professionals. Major products include computer-to-film and computer-to-plate devices; workflow management software; color and copydot scanning systems; professional digital camera backs; and inkjet and halftone digital proofers. Creo is also an original equipment manufacture ("OEM") supplier of on-press imaging technology and color servers for high-speed, print-on-demand digital printers.

Based in Vancouver, Canada, Creo has sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the U.S. and Israel.

We segment our financial results into the following economic units: the Americas; EMEA (Europe, the Middle East and Africa); Asia-Pacific; and OEM & Other. The Americas region includes sales, distribution, and regional support for Canada, the U.S., Mexico, and Central and South America. This region is headquartered in Boston, Massachusetts and employs approximately 850 people. There are 11 Creo subsidiaries in our EMEA region, as well as a network of dealers and distributors. Headquartered in Waterloo, Belgium, the EMEA region employs a team of approximately 650. Our Asia-Pacific segment is based in Hong Kong and Tokyo, where 300 employees distribute Creo products and provide customer support through 19 offices serving over 20 markets in Asia-Pacific, including Japan. The OEM & Other segment comprises the rest of our operations. This includes royalties, products and services from our OEM businesses in Canada and Israel, other sales and corporate operations.

The bulk of our revenue comes from the sales and support of complete computer-to-plate systems, including output devices, workflow software, peripherals and service. We also have a substantial recurring revenue stream from the sale of ink and media for digital proofers. We sell and support our products through both direct and indirect sales organizations. The direct sales organization is responsible for sales worldwide of most products. Indirect sales channels include dealers and distributors. In the Americas, nearly all of our sales are made through direct channels, while over half our sales are through direct channels in EMEA and Asia-Pacific.

5 | 2003 Second Quarter Report to Shareholders

About our adjusted results

In addition to results in accordance with generally accepted accounting principles ("GAAP"), Creo discloses non-GAAP measures of adjusted income and adjusted earnings per share as a method to evaluate the company's operating performance. Creo management uses these methods as a measure of enterprise-wide performance. These non-GAAP measures should not be considered a substitute for measurements required by accounting principles generally accepted in the United States or Canada such as net income and earnings per share. Management believes that this information provides additional information about Creo's ongoing operating performance and the items excluded are considered to be non-operational and/or non-recurring. The adjusted results may exclude the effects of acquisition-related charges (e.g. restructuring costs, business integration costs and the amortization of intangible assets), non-recurring charges (e.g. royalty arrangements and write-downs of goodwill and intangible assets), non-operational charges (e.g. equity accounting related to investments), and the related income tax effects. These non-GAAP measures are not necessarily comparable to non-GAAP information provided by other issuers. A reconciliation of the adjusted information to Canadian GAAP information is provided later in this report on page 10.

6 | 2003 Second Quarter Report to Shareholders

Results of Operations

The following comparison is based on the adjusted results for the second fiscal quarter ended March 31, 2003 compared to the first fiscal quarter ended December 31, 2002, reported in thousands of U.S. dollars, except per share amounts.

Revenue
	Three months ended			Percentage of revenue
	Mar 31 2003	Change	Dec 31 2002	Mar 31 2003	Dec 31 2002

Product	$ 87,755	(3.4)%	$ 90,843	62.0%	63.6%
Service	42,555	7.1%	39,741	30.1%	27.8%
Consumables	11,153	(8.5)%	12,192	7.9%	8.5%

	$ 141,463	(0.9)%	$ 142,776	100.0%	100.0%

Total revenue of $141.5 million for the 2003 second quarter was comparable with the prior quarter. Lower product revenue, particularly in the Americas region and OEM business, was partially offset by increased service revenue in the Americas and EMEA this quarter.

Product revenue declined 3.4% to $87.8 million compared to $90.9 million in the 2003 first quarter owing to a seasonal reduction in the OEM business and the Asia-Pacific operations in addition to economic uncertainty in the Americas. This reduction was partially offset by operational improvements in the EMEA region and foreign exchange gains from the strengthened Euro. Service revenue increased 7.1% to $42.6 million from $39.7 million in the prior quarter due to improved time and materials billings in the Americas service business and foreign exchange gains in EMEA. Consumables revenue decreased 8.5% to $11.2 million compared to $12.2 million in the 2003 first quarter due in part to seasonality and the transition from the Iris products to the new Veris proofer in our proofing consumables business. There was a positive impact on revenue in the 2003 second quarter of approximately $3.5 million from the increased strength of the Euro versus the U.S. dollar.

Gross profit and gross margin
		Three months ended
	Mar 31 2003	Change	Dec 31 2002

Gross profit	$ 63,714	1.0%	$ 63,054
Gross margin	45.0%	1.9%	44.2%

Gross profit was stable at $63.7 million in the 2003 second quarter compared to $63.1 million in 2003 first quarter. Gross margin increased by 80 basis points to 45.0% this quarter. Shifts to higher margin products and improvements in service profitability from increased service utilization rates in EMEA improved the gross margin this quarter.

7 | 2003 Second Quarter Report to Shareholders

Operating expenses, net
		Three months ended		Percentage of revenue
	Mar 31 2003	Change	Dec 31 2002	Mar 31 2003	Dec 31 2002

Research and development, net	$ 19,115	2.2%	$ 18,707	13.5%	13.1%
Sales and marketing	25,963	2.1%	25,440	18.4%	17.8%
General and administration	17,352	-	17,352	12.3%	12.2%

	$ 62,430	1.5%	$ 61,499	44.1%	43.1%

Net operating expenses (excluding other income, business integration and restructuring costs and intangible assets amortization) were slightly higher at $62.4 million this quarter compared to the 2003 first quarter. Net research and development and sales and marketing expenses increased sequentially while general and administration expenses were stable. Net operating expenses (excluding other income, business integration and restructuring costs and intangible assets amortization) this quarter include the restoration of employee salaries to market rates following one year of reduced compensation and include a full quarter of expenses from the ScenicSoft, Inc. ("ScenicSoft") acquisition.

Net research and development expenses increased 2.2% to $19.1 million for the 2003 second quarter compared to $18.7 million in the prior quarter. This increase reflects restored salaries and increased patent and materials expense offset by further reductions from the consolidation of our legacy proofing business in the U.S. and reductions in travel expenses. Increased external funding from partners and government sources also partially offset the higher research and development expenses noted above.

Sales and marketing expenses increased 2.1% to $26.0 million in the 2003 second quarter from $25.4 million incurred in the 2003 first quarter. The increase this quarter reflects restored salaries offset by lower sales commissions, travel expenses, and advertising and tradeshow expenditures.

General and administration expenses were stable at $17.4 million for the 2003 second quarter compared to the prior quarter. General and administrative expenses this quarter include restored salaries and higher costs related to compliance with the Sarbanes-Oxley Act and other corporate governance requirements. These increases were completely offset by decreases in other general administration costs. The level of bad debt and reserves for doubtful accounts were similar to the average over the last four quarters.

Reconciliation of total GAAP operating expenses to net operating expenses

		Three months ended
	Mar 31 2003	Dec 31 2002

Total operating expenses	$ 63,044	$ 60,703
Other income	2,450	1,546
Restructuring	(2,122)	-
Business integration costs	(236)	(213)
Intangible assets amortization	(706)	(537)

Net operating expenses	$ 62,430	$ 61,499

8 | 2003 Second Quarter Report to Shareholders

Other income

		Three months ended		Percentage of revenue
	Mar 31 2003	Change	Dec 31 2002	Mar 31 2003	Dec 31 2002

Other income	$ (2,450)	58.5%	$ (1,546)	(1.7)%	(1.1)%

Other income consists mainly of interest income and expense, and gains and losses on foreign currency transactions and other financial charges. In addition to the recurring quarterly interest income of $0.8 million from Printcafe Software, Inc. ("Printcafe"), other income in the 2003 second quarter included several non-recurring financial and other income amounts. This included a non-recurring foreign exchange gain, which was crystallized upon confirmation of an outstanding German withholding tax receivable. The German receivable was denominated in Euros and the gain reflects the strengthened Euro. Financial income this quarter was reduced by one-time accruals for payments to Scitex Corporation Ltd. ("Scitex"). These payments were incurred as a part of the settlement of shared service costs and contracts since the acquisition of the Scitex prepress business by Creo in April 2000.

Income tax

The Company's effective tax rate was 22% for the 2003 second quarter and is consistent with the 2003 first quarter.

Adjusted earnings

Adjusted earnings for the 2003 second quarter increased by $0.5 million to $2.9 million (after tax) compared to $2.4 million (after tax) in the 2003 first quarter. Adjusted earnings improved due to the higher gross margin and increased financial and other income partially offset by increased operating expenses primarily from higher employee expense after restoring salaries to market rates following one year of reduced compensation.

Adjusted earnings per share

The share capital used to calculate the adjusted earnings (loss) per share is as follows:

	Three months ended		Three months ended		Six months ended
	Mar 31 2003	Mar 31 2002	Dec 31 2002	Mar 31 2003	Mar 31 2002

Adjusted earnings (loss)	$ 2,903,000	$ (1,020,000)	$2,419,000	$ 5,322,000	$ (3,367,000)

Basic shares outstanding	49,792,478	49,448,986	49,747,978	49,770,473	49,310,620
Plus: dilutive securities	727,959	-	519,819	730,174	-

Dilutive shares outstanding	50,520,437	49,448,986	50,267,797	50,500,647	49,310,620

Basic earnings (loss) per share	$ 0.06	$ (0.02)	$ 0.05	$ 0.11	$ (0.07)

Diluted earnings (loss) per share	$ 0.06	$ (0.02)	$ 0.05	$ 0.11	$ (0.07)

There are 704,225 shares included in dilutive securities, on the assumption that the promissory note issued in connection with the ScenicSoft acquisition is converted to shares.

9 | 2003 Second Quarter Report to Shareholders

Statement of Adjusted Earnings (Loss)

	Three months ended		Three months ended	Six months ended
	Mar 31 2003 unaudited	Mar 31 2002 unaudited	Dec 31 2002 unaudited	Mar 31 2003 unaudited	Mar 31 2002 unaudited

Revenue	$ 141,463	$ 130,143	$ 142,776	$ 284,239	$ 269,652
Cost of sales	77,749	74,470	79,722	157,471	156,196

Gross profit	63,714	55,673	63,054	126,768	113,456
Research and development, net	19,115	17,206	18,707	37,822	36,798
Sales and marketing	25,963	23,924	25,440	51,403	48,491
General and administration	17,352	17,075	17,352	34,704	34,288
Other income	(2,450)	(1,247)	(1,546)	(3,996)	(1,914)

Adjusted operating income (loss)	3,734	(1,285)	3,101	6,835	(4,207)
Income tax expense (recovery)	831	(264)	682	1,513	(839)

Adjusted earnings (loss)	2,903	(1,021)	2,419	5,322	(3,368)

Adjusted earnings (loss) per share - basic	$ 0.06	$ (0.02)	$ 0.05	$ 0.11	$ (0.07)

Adjusted earnings (loss) per share - diluted	$ 0.06	$ (0.02)	$ 0.05	$ 0.11	$ (0.07)

Note: Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period. The adjusted earnings exclude the effect of restructuring and business integration costs, intangible assets amortization, equity loss on investments, the royalty arrangement with the Office of the Chief Scientist in Israel, and their tax effects. The adjusted earnings are not prepared in accordance with generally accepted accounting principles ("GAAP") since it excludes these costs.

GAAP income (loss) reconciliation
		Three months ended	Three months ended	Six months ended
	Mar 31 2003 unaudited	Mar 31 2002 unaudited	Dec 31 2002 unaudited	Mar 31 2003 unaudited	Mar 31 2002 unaudited

Income (loss) under GAAP	$ (1,178)	$ (17,137)	$ 1,513	$ 335	$ (22,131)
Restructuring	2,122	-	-	2,122	3,287
Business integration costs	236	268	213	449	268
Intangible assets amortization	706	102	537	1,243	102
Equity loss on investments	2,343	-	375	2,718	-
Royalty arrangement	-	15,846	-	-	15,846
Tax related to reconciling items	(1,326)	(100)	(219)	(1,545)	(740)

Adjusted earnings (loss)	$ 2,903	$ (1,021)	$ 2,419	$ 5,322	$ (3,368)

The adjusted earnings (loss) exclude the effect of:

(1) Restructuring costs are expenses incurred in the consolidation of facilities in Bedford, MA, U.S.

(2) Business integration costs are costs associated with the global Enterprise Resource Planning system currently being implemented in the company.

(3) Intangible assets amortization is a non-cash charge that relates primarily to the intellectual property acquired from ScenicSoft in the 2003 first quarter.

(4) Equity loss on investments is a non-cash charge that results from the accounting of our investment in Printcafe under the equity method.

(5) The royalty arrangement is an agreement signed in the 2002 second quarter for the fixed repayment over five years of royalties to the Office of the Chief Scientist in the Government of Industry and Trade relating to grants received for research and development.

10 | 2003 Second Quarter Report to Shareholders

Results of Operations

The following analysis is based on operating results for the three and six months ended March 31, 2003 compared to the same respective periods in the preceding year as reported under Canadian generally accepted accounting principles ("GAAP").

Revenue

		Three months ended		Percentage of revenue
	Mar 31 2003	Change	Mar 31 2002	Mar 31 2003	Mar 31 2002

Product	$ 87,755	10.1%	$ 79,730	62.0%	61.3%
Service	42,555	9.0%	39,030	30.1%	30.0%
Consumables	11,153	(2.0)%	11,383	7.9%	8.7%

	$ 141,463	8.7%	$ 130,143	100.0%	100.0%

	Six months ended			Percentage of revenue
	Mar 31 2003	Change	Mar 31 2002	Mar 31 2003	Mar 31 2002

Product	$ 178,598	7.1%	$ 166,836	62.8%	61.9%
Service	82,296	2.5%	80,298	29.0%	29.8%
Consumables	23,345	3.7%	22,518	8.2%	8.4%

	$ 284,239	5.4%	$ 269,652	100.0%	100.0%

Total revenue for the 2003 second quarter increased 8.7% to $141.5 million from $130.1 million in the 2002 second quarter. Total revenue for the three-month period ended March 31, 2003 improved due to higher product and service revenue and a positive currency impact from the strengthened Euro. For the six-month period ended March 31, 2003, total revenue increased 5.4% to $284.2 million from $269.7 million in the same period ended March 31, 2002 primarily due to higher overall revenue with most of the improvement in product revenue and a positive currency impact from the strengthened Euro.

Revenue by economic region
		Three months ended		Percentage of revenue
	Mar 31 2003	Change	Mar 31 2002	Mar 31 2003	Mar 31 2002

Americas	$ 55,088	1.1%	$ 54,475	38.9%	41.9%
EMEA	55,986	23.4%	45,361	39.6%	34.9%
Asia-Pacific	16,332	24.6%	13,106	11.5%	10.1%
OEM and Other	14,057	(18.3)%	17,201	9.9%	13.2%

	$ 141,463	8.7%	$ 130,143	100.0%	100.0%

		Six months ended		Percentage of revenue
	Mar 31 2003	Change	Mar 31 2002	Mar 31 2003	Mar 31 2002

Americas	$ 111,203	2.1%	$ 108,967	39.1%	40.4%
EMEA	105,572	14.3%	92,339	37.1%	34.2%
Asia-Pacific	33,370	4.7%	31,864	11.7%	11.8%
OEM and Other	34,094	(6.5)%	36,482	12.0%	13.5%

	$ 284,239	5.4%	$ 269,652	100.0%	100.0%

11 | 2003 Second Quarter Report to Shareholders

The Americas

Revenue in the Americas economic region was stable at $55.1 million in the 2003 second quarter compared to $54.5 million in the 2002 second quarter. Product revenue was constant and service revenue higher in the 2003 second quarter compared to the prior year. For the six-month period ended March 31, 2003, revenue in the Americas economic region increased 2.1% to $111.2 million from $109.0 million in the six-month period in the prior year as a result of slightly higher overall revenue with most of the improvement in product revenue.

Europe Middle East Africa (EMEA)

Revenue in the EMEA economic region increased 23.4% to $56.0 million in the 2003 second quarter from $45.4 million in the 2002 second quarter. The quarter-over-quarter increase includes a $3.0 million operational improvement in EMEA with the balance of the increase attributable to the favorable foreign currency impact of the Euro. For the six-month period ended March 31, 2003, revenue in the EMEA economic region increased by 14.3% to $105.6 million from $92.3 million in the comparable period in the prior year. Higher product revenue, particularly due to the improved sales execution in Europe, increased revenue in the six months ended March 31, 2003. The 2003 six-month period results also benefited from the favorable foreign currency impact of the Euro.

Asia-Pacific (including Japan)

Revenue in the Asia-Pacific economic region increased 24.6% to $16.3 million for the second quarter ended March 31, 2003 from $13.1 million in the second quarter ended March 31, 2002. For the six-month period ended March 31, 2003, revenue in the Asia-Pacific economic region increased by 4.7% to $33.4 million from $31.9 million in the six-month period ended March 31, 2002. Total revenue improved for both the three and six-month periods as a result of more product revenue compared to the prior year.

OEM and Other

Revenue in the OEM and Other segment decreased 17.9% to $14.1 million for the 2003 second quarter from $17.2 million in the 2002 second quarter. For the six-month period ended March 31, 2003, revenue in the OEM and Other segment decreased by 6.3% to $34.1 million from $36.5 million in the six-month period ended March 31, 2002. In both the three and six-month periods, a significant reduction in revenue related to the Heidelberger Druckmashinen ("Heidelberg") OEM businesses was offset by improvements in the OEM digital color server business with Xerox Corporation ("Xerox") and additional revenue from Creo's new production planning software group selling former ScenicSoft products.

12 | 2003 Second Quarter Report to Shareholders

Gross profit and gross margin
		Three months ended			Six months ended
	Mar 31 2003	Change	Mar 31 2002	Mar 31 2003	Change	Mar 31 2002

Gross profit	$ 63,714	14.4%	$55,673	$ 126,768	11.7%	113,456
Gross margin	45.0%	5.2%	42.8%	44.6%	6.0%	42.1%

Gross profit in the 2003 second quarter increased 14.4% to $63.7 million from $55.7 million in the 2002 second quarter. For the six-month period ended March 31, 2003, gross profit increased 11.7% to $126.8 million compared to $113.5 million for the six-month period in the prior year. In both the three and six-month periods, gross profit was higher due to an increase in product revenue, more favorable product mix, and the addition of agent commissions from the sale of consumables as compared to the respective periods in the prior year. The increases in both periods were partially offset by higher service costs in EMEA as a result of unfavorable exchange rate changes. The Company's gross margins were 45.0% and 42.8% for the three months periods ended March 31, 2003 and 2002 respectively. For the six months ended March 31, 2003 and 2002 gross margins were 44.6% and 42.1% respectively. The margin improvement for both the three-month and six-month periods is attributable to more product revenue, increased service margins from the cost reduction activities in the Americas, and the addition of agent commissions from the sale of consumables offset by Euro-denominated service cost increases due to exchange rate changes.

Operating expenses, net
		Three months ended		Percentage of revenue
	Mar 31 2003	Change	Mar 31 2002	Mar 31 2003	Mar 31 2002

Research and development, net	$ 19,115	11.1%	$ 17,206	13.5%	13.2%
Sales and marketing	25,963	8.5%	23,924	18.4%	18.4%
General and administration	17,352	1.6%	17,075	12.3%	13.1%

	$ 62,430	7.3%	$ 58,205	44.1%	44.7%

		Six months ended		Percentage of revenue
	Mar 31 2003	Change	Mar 31 2002	Mar 31 2003	Mar 31 2002

Research and development, net	$ 37,822	2.8%	$ 36,798	13.3%	13.6%
Sales and marketing	51,403	6.0%	48,491	18.1%	18.0%
General and administration	34,704	1.2%	34,288	12.2%	12.7%

	$ 123,929	3.6%	$ 119,577	43.6%	44.3%

Net operating expenses (excluding other income, business integration and restructuring costs and intangible assets amortization) increased 7.3% to $62.4 million in the 2003 second quarter compared to $58.2 million in the 2002 second quarter. As a percentage of revenue net operating expenses were stable compared to the same period last year. For the six-month period ended March 31, 2003, net operating costs (excluding other income, business integration and restructuring costs and intangible assets amortization) increased by 3.6% to $124.0 million from $119.6 million in the six-month period ended March 31, 2002. For both the three and six-month periods net operating expenses increased as a result of the unfavorable exchange rate impact on Euro-denominated operating expenses, the inclusion of the production planning software group resulting from the acquisition of ScenicSoft, and higher employee expense after restoring salaries to market rates following one year of reduced compensation. These increases were substantially offset by increased third-party research and development funding and cost reduction activities.

13 | 2003 Second Quarter Report to Shareholders

Net research and development expenses for the three months ended March 31, 2003 were $19.1 million up 11.1% from $17.2 million in the second quarter of the prior year. Increased salary and materials expenses from more development activity, increased patent and trademark costs, the addition of the production planning software business from the acquisition of ScenicSoft and restored salaries were offset significantly by increased levels of external funding from partners and government sources. For the six-month period ended March 31, 2003, net research and development expenses increased 2.8% to $37.8 million from $36.8 million in the six-month period in the prior year owing to restored salaries, the addition of the production planning software group acquired from ScenicSoft and increased patent and trademark activity. This increase was offset by the consolidation of the legacy proofing business from the U.S. to Vancouver and increased levels of external funding versus the prior year.

Sales and marketing expenses for the three months ended March 31, 2003 increased 8.5% to $26.0 million compared to $23.9 million in the same period in the prior year. Increased direct sales expenses from increased sales activity, Euro-denominated sales expenses, and restored salaries were offset by reduced marketing expenses for advertising and tradeshows this quarter compared to the prior year. For the six-month period ended March 31, 2003, sales and marketing expenses increased 6.0% to $51.4 million from $48.5 million in the six-month period ended March 31, 2002. Increased direct sales expenses, Euro-denominated sales expenses, and restored salaries were offset by reduced advertising and tradeshow expenses and a decrease in travel costs in the six-month period ended March 31, 2003 compared to the prior year period.

General and administration expenses for the three months ended March 31, 2003 increased 1.6% to $17.4 million compared to $17.1 million in the 2002 second quarter. Restored salaries, Euro-denominated expenses, increased consulting costs and increased bad debt expense were offset substantially by decreased general administration costs and savings from consolidation of facilities in the Americas in this quarter compared to last year. Bad debt expenses and reserves for doubtful accounts increased compared to levels in the prior year owing to the decline in the global economy. General and administration expenses for the six months ended March 31, 2003 were constant at $34.8 million compared to $34.3 in the same period in the prior year. Increases in bad debt expense and restored salaries were offset by reductions in amortization and other general administrative costs.

14 | 2003 Second Quarter Report to Shareholders

Reconciliation of total GAAP operating expenses to net operating expenses

		Three months ended
	Mar 31 2003	Mar 31 2002

Total operating expenses	$ 63,044	$ 73,174
Other income	2,450	1,247
Restructuring	(2,122)	-
Business integration costs	(236)	(268)
Intangible assets amortization	(706)	(102)
Royalty arrangement	-	(15,846)

Net operating expenses	$ 62,430	$ 58,205

Other income

	Three months ended			Percentage of revenue
	Mar 31 2003	Change	Mar 31 2002	Mar 31 2003	Mar 31 2002

Other income	$ (2,450)	96.5%	$ (1,247)	(1.7)%	(1.0)%

		Six months ended		Percentage of revenue
	Mar 31 2003	Change	Mar 31 2002	Mar 31 2003	Mar 31 2002

Other income	$(3,996)	108.8%	$(1,914)	(1.4)%	(0.7)%

Other income consists mainly of interest income and expense, gains and losses on foreign currency transactions and other financial charges. In addition to the recurring quarterly interest income of $0.8 million from Printcafe, other income in the both the three and six months ended March 31, 2003 included several non-recurring financial income amounts. This included a non-recurring foreign exchange gain which was recognized upon confirmation of the impending receipt of an outstanding German withholding tax receivable. The German receivable was denominated in Euros and the gain reflects the impact from the strengthened Euro. Financial income was offset by one-time accruals for payments to Scitex. These payments were incurred as a part of the settlement of shared service costs and contracts since the purchase of the Scitex prepress business by Creo in April 2000.

15 | 2003 Second Quarter Report to Shareholders

Other charges
		Three months ended
	Mar 31 2003	Mar 31 2002

Restructuring	$ 2,122	$ -
Business integration costs	236	268
Intangible assets amortization	706	102
Royalty arrangement	-	15,846
Equity loss on investments	2,343	-

		Six months ended
	Mar 31 2003	Mar 31 2002

Restructuring	$ 2,122	$ 3,287
Business integration costs	449	268
Intangible assets amortization	1,243	102
Royalty arrangement	-	15,846
Equity loss on investments	2,718	-

Restructuring costs of $2.1 million recorded in the three and six-month periods ended March 31, 2003 result from the consolidation of facilities in Bedford, MA. The higher than expected vacancy rates reduced sublease income which was expected to offset rental expenses for the vacated properties. There was no corresponding expense in the three-month period ended March 31, 2002. The Company recorded $3.3 million in restructuring costs in the six-month period ended March 31, 2002.

Business integration costs for the three-month period ended March 31, 2003 and 2002 were $0.2 million and $0.3 million respectively. For the six-month period ended March 31, 2003 and 2002, these costs were $0.4 million and $0.3 million respectively. Expenses incurred in fiscal 2003 relate to costs associated with the global Enterprise Resource Planning system currently being implemented in the Company.

Intangible assets amortization for the three-month period ended March 31, 2003 was $0.7 million compared to $0.1 million in the three-month period ended March 31, 2002. For the six-month period ended March 31, 2003 and 2002, intangible assets amortization was $1.2 million and $0.1 million respectively. Intangible assets amortization increased compared to prior year due to the amortization of intellectual property acquired from ScenicSoft in the 2003 first quarter.

Equity loss on investments results from the accounting of our investment in Printcafe under the equity method effective January 2, 2002. As a result, we are required to record a proportionate share of Printcafe's earnings or losses as equity income or loss. Equity loss on investments for the three-month period ended March 31, 2003 was $2.3 million and $2.7 million for the six-month period ended March 31, 2003. The rise in equity loss recorded this quarter as compared to prior quarters resulted from the increase of our ownership in Printcafe to approximately 45% in the 2003 second quarter. In the prior year, there was no equity loss recorded since our previous investments in Printcafe were written off in the 2001 fiscal fourth quarter.

16 | 2003 Second Quarter Report to Shareholders

In the 2002 second quarter we entered into an agreement for the early repayment of royalties with the Government of Israel relating to grants received for research and development. Pursuant to the agreement, the Company will pay approximately $21.5 million in settlement of potential future royalty obligations. As a result of amounts previously accrued, the settlement has been reflected as a net charge of $15.8 million to the income statement. The liability is denominated in Shekels, bears interest at 4% per annum linked to the Israeli consumer index and is repayable over 5 years with 10 semi-annual payments. There was no comparable charge in the 2003 second quarter.

Income tax

For the three months ended March 31, 2003, there was a tax recovery of $0.5 million compared to an income tax recovery of $0.4 million for the same period last year. The increase in tax recovery for the three-month period as compared to the prior year is mainly a result of a decrease in profitability in higher tax jurisdictions. For the six months ended March 31, 2003, there was an income tax expense of $0.0 million compared to an income tax recovery of $1.6 million for the same period last year. The decrease in tax recovery for the six-month period as compared to the prior year is mainly caused by an increase in pre-tax income before goodwill and other intangible assets amortization and equity loss in Printcafe, as these items are not deductible for tax purposes.

Financial condition

Accounts receivable, as at March 31, 2003 was $121.4 million as compared to $131.4 million as at December 31, 2002 and $119.5 million as at March 31, 2002. This represents a decrease of $9.9 million since December 31, 2002 due to improved collections, and an increase of $2.0 million from the prior period due to foreign exchange impact from the strengthening Euro. Days sales outstanding or "DSO" was 77 days versus 83 days in the prior quarter and 83 days in the same period last year.

Inventories, as at March 31, 2003 were $95.0 million as compared to $93.6 million as at December 31, 2002 and $88.8 million as at March 31, 2002. This represents an increase of $1.4 million since December 31, 2002 and $6.2 million since March 31, 2002 primarily due to the foreign exchange impact of the strengthening Euro and Canadian dollar.

Liquidity and capital resources

As at March 31, 2003, Creo had $153.0 million in working capital, $62.3 million in cash and cash equivalents and $16.9 million in short-term debt as compared to $152.6 million working capital, $69.9 million in cash and cash equivalents, and $16.7 million in short term debt at December 31, 2002. The changes in working capital and cash were due to a decrease in trade payables and payment of accrued liabilities such as payments to the Office of the Israeli Chief Scientist and retirement plan benefits. As at March 31, 2002, Creo had $120.0 million in working capital, $33.3 million in cash and cash equivalents and $17.3 million in short-term debt. The increase year-over-year in working capital and cash is mainly due to cash from operations and funds received from the repayment of a portion of the note receivable due from Printcafe.

17 | 2003 Second Quarter Report to Shareholders

For the three months ended March 31, 2003, the Company's operations used cash of $0.5 million, as compared to cash generated of $7.2 million for the three months ended December 31, 2002 and $2.7 million of cash generated for the same period in the prior year. Cash from operations decreased compared to the prior quarter due mainly to a large reduction in accounts payables from the annual payment of employee benefits and increases in trade payable payments. For the six months ended March 31, 2003, the Company's operations generated cash of $6.7 million, as compared to $5.7 million for the same period last year.

For the three months ended March 31, 2003, cash used in investing activities was $6.6 million as compared to $9.6 million for the three months ended December 31, 2002 and $29.1 million for the same period in the preceding year. For the six months ended March 31, 2003, cash used in investing activities decreased $17.8 million to $16.2 million from $34.0 million for the same period in the preceding year. Cash used in investing decreased from the same quarter in the prior year and respective six-month period due to lower levels of non-capital equipment investment.

Cash used in financing activities was $0.8 million for the three months ended March 31, 2003 compared to $0.9 million provided from financing for the three months ended December 31, 2002 and $2.5 million from financing activities for the same period in the prior year. For the six months ended March 31, 2003, cash from financing activities was $0.1 million as compared to $3.7 million in the same period last year. Cash provided by financing activities decreased compared to the prior quarter due mainly to the payment made to the Office of the Chief Scientist in Israel in the 2003 second fiscal quarter offset by an increase in other long-term liabilities. Cash provided by financing activities decreased compared to the prior year due to a significant decrease in options exercised by employees.

18 | 2003 Second Quarter Report to Shareholders

Commitments

In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist in the Government of Israel's Ministry of Industry and Trade relating to grants received for research and development. In 2003 second quarter, we repaid approximately $2.2 million of these royalties.

Subsequent events

In the 2003 first quarter approximately $18.5 million was reclassified to other receivables from other assets to reflect the current nature of the outstanding promissory note due to Creo on April 4, 2003 from Scitex Corporation Ltd. ("Scitex") as a result of the April 4, 2000 acquisition of the Scitex prepress business. On April 4, 2003, subsequent to the quarter-end, the Company received payment on the Scitex note of approximately $18.8 million.

On April 1, 2003, 2,056,633 stock options with the majority priced at $5.88 were granted as a part of the Company's stock option grant for annual employee performance reviews.

Share capital

As at March 31, 2003, Creo had 49,793,978 common shares and 8,418,953 options outstanding. The share capital used to calculate the earnings (loss) per share amounts are as follows:
	Three months ended Mar 31			Six months ended Mar 31
	2003	2002	2003	2002

Diluted - Canadian GAAP
Net income (loss)	$ (1,178,000)	$ (17,137,000)	$ 335,000	$ (22,131,000)

Basic shares outstanding	49,792,478	49,448,986	49,770,473	49,310,620
Plus: dilutive securities	-	-	730,174	-

Dilutive shares outstanding	49,792,478	49,448,986	50,500,647	49,310,620

Basic income (loss) per share	$ (0.02)	$ (0.35)	$ 0.01	$ (0.45)

Diluted income (loss) per share	$ (0.02)	$ 0.35)	$ 0.01	$ (0.45)

Diluted - U.S. GAAP
Net income (loss)	$ (1,532,000)	$ (18,157,000)	$ (395,000)	$ (33,591,000)

Basic shares outstanding	49,792,478	49,448,986	49,770,473	49,310,620
Plus: dilutive securities	-	-	-	-

Dilutive shares outstanding	49,792,478	49,448,986	49,770,473	49,310,620

Basic income (loss) per share	$ (0.03)	$ (0.37)	$ (0.01)	$ (0.68)

Diluted income (loss) per share	$ (0.03)	$ (0.37)	$ (0.01)	$ (0.68)

There are 704,225 shares included in dilutive securities, on the assumption that the promissory note issued in connection with the ScenicSoft acquisition is converted to shares.

19 | 2003 Second Quarter Report to Shareholders

Creo Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	March 31 2003 unaudited	December 31 2002 unaudited	September 30 2002 audited

Assets

Current assets
Cash and cash equivalents	$ 62,326	$ 69,943	$ 70,671
Accounts receivable	121,459	131,389	117,989
Other receivables	53,619	48,587	30,974
Inventories	95,031	93,600	91,799
Income taxes receivable	12,823	7,421	5,073
Future income taxes	13,945	13,945	16,919

	359,203	364,885	333,425
Investments	11,699	11,063	11,625
Capital assets, net	111,306	110,585	109,939
Intangible assets, net	12,669	13,375	1,791
Other assets	4,210	4,554	22,341
Future income taxes	22,105	20,730	16,084

	$ 521,192	$ 525,192	$ 495,205

Liabilities

Current liabilities
Short-term debt	$ 16,923	$ 16,688	$ 16,440
Accounts payable	55,673	60,649	54,505
Accrued and other liabilities	66,094	68,546	66,726
Future income taxes	3,294	3,413	1,200
Deferred revenue and credits	64,266	62,982	53,441

	206,250	212,278	192,312
Long-term liabilities	16,771	15,082	14,136
Future income taxes	5,146	5,863	4,812

	228,167	233,223	211,260

Shareholders' equity

Share capital	696,420	696,193	696,193
Contributed surplus (note 3)	5,925	5,868	2,060
Cumulative translation adjustment	9,078	7,128	4,425
Deficit	(418,398)	(417,220)	(418,733)

	293,025	291,969	283,945

	$ 521,192	$ 525,192	$ 495,205

See Notes to the Consolidated Financial Statements

20 | 2003 Second Quarter Report to Shareholders

Creo Inc.
Consolidated Statements of Operations and Deficit
(in thousands of U.S. dollars except per share amounts)

	Three months ended March 31			Six months ended March 31
	2003 unaudited	2002 unaudited	2003 unaudited	2002 unaudited

Revenue
Product	$ 87,755	$ 79,730	$ 178,598	$ 166,836
Service	42,555	39,030	82,296	80,298
Consumables	11,153	11,383	23,345	22,518

	141,463	130,143	284,239	269,652
Cost of sales	77,749	74,470	157,471	156,196

Gross profit	63,714	55,673	126,768	113,456

Operating expenses
Research and development, net	19,115	17,206	37,822	36,798
Sales and marketing	25,963	23,924	51,403	48,491
General and administration	17,352	17,075	34,704	34,288
Other income	(2,450)	(1,247)	(3,996)	(1,914)
Restructuring	2,122	-	2,122	3,287
Business integration costs	236	268	449	268
Intangible assets amortization	706	102	1,243	102
Royalty arrangement	-	15,846	-	15,846

	63,044	73,174	123,747	137,166

Operating income (loss) before income taxes	670	(17,501)	3,021	(23,710)
Income tax recovery	(495)	(364)	(32)	(1,579)
Equity loss	2,343	-	2,718	-

Net income (loss)	$ (1,178)	$ (17,137)	$ 335	$ (22,131)

Earnings (loss) per common share

Basic and diluted, Canadian GAAP	$ (0.02)	$ (0.35)	$ 0.01	$ (0.45)

Deficit, beginning of period	$ (417,220)	$ (399,425)	$ (418,733)	$ (394,431)
Net income (loss)	(1,178)	(17,137)	335	(22,131)

Deficit, end of period	$ (418,398)	$ (416,562)	$ (418,398)	$ (416,562)

See Notes to the Consolidated Financial Statements

21 | 2003 Second Quarter Report to Shareholders

Creo Inc.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

		Three months ended March 31		Six months ended March 31
	2003 unaudited	2002 unaudited	2003 unaudited	2002 unaudited

Cash provided by (used in) operations:
Net income (loss)	$ (1,178)	$ (17,137)	$ 335	$ (22,131)
Items not affecting cash:
Amortization	6,007	5,695	11,940	10,785
Royalty arrangement	-	15,846	-	15,846
Restructuring	2,122	-	2,122	-
Equity loss	2,343	-	2,718	-
Future income taxes	(2,211)	(1,565)	(2,839)	(4,826)
Other	901	105	(815)	(1,528)

	7,984	2,944	13,461	(1,854)

Changes in non-cash working capital:
Accounts receivable	11,837	5,612	2,032	20,040
Other receivables	(4,337)	(542)	(2,923)	(2,446)
Inventories	(1,253)	4,719	(1,837)	9,946
Accounts payable	(5,270)	(3,298)	279	(7,082)
Accrued and other liabilities	(4,480)	(5,932)	(4,546)	(2,697)
Income taxes	(5,402)	(2,078)	(8,000)	(3,925)
Deferred revenue and credits	397	1,324	8,199	(6,252)

	(8,508)	(195)	(6,796)	7,584

	(524)	2,749	6,665	5,730

Cash used in investing:
Purchase of intangible assets	-	-	-	(2,100)
Investments	(1,992)	(23,627)	(1,992)	(23,627)
Acquisition, net of cash acquired	-	-	(4,700)	-
Purchase of capital assets	(5,173)	(5,187)	(9,921)	(9,937)
Proceeds from sale of capital assets	207	70	506	340
Other	344	(377)	(66)	1,279

	(6,614)	(29,121)	(16,173)	(34,045)

Cash (used in) provided by financing:
Proceeds from shares issued	227	2,521	227	3,730
Decrease in long-term liabilities	(1,045)	-	(141)	-

	(818)	2,521	86	3,730

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	339	(437)	1,077	(2,366)

Decrease in cash and cash equivalents	(7,617)	(24,288)	(8,345)	(26,951)
Cash and cash equivalents, beginning of period	69,943	57,578	70,671	60,241

Cash and cash equivalents, end of period	$ 62,326	$ 33,290	$ 62,326	$ 33,290

Supplementary information:
Taxes paid	$ 1,103	$ 1,295	$ 1,411	$ 3,073
Interest paid	$ 53	$ 75	$ 97	$ 126
Non-cash transactions:			-
Royalty arrangement	$ -	$ 21,500	$ -	$ 21,500
Convertible note issued for acquisition	$ -	$ -	$ 3,808	$ -
Exercise of options issued on acquisition	$ -	$ -	$ -	$ -

See Notes to the Consolidated Financial Statements

22 | 2003 Second Quarter Report to Shareholders

Notes to the Interim Consolidated Financial Statements

(Amounts in thousands of U.S. dollars)

  Basis of presentation

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2002 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles because certain information included in the Company's 2002 Annual Report has not been included. The accompanying financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company's consolidated financial statements for the year ended September 30, 2002, except as described in notes 2, 3 and 6 appearing below. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.
  Guarantees

  On January 1, 2003, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Accounting Guideline AcG-14, which requires disclosure of guarantees. The Company has entered into various guarantee arrangements as follows:

  Standby letters of credit and performance guarantees represent irrevocable assurances that the Company will make payments in event that a customer cannot meet its obligations to a third party financial institution. The Company has issued such guarantees on some customer transactions through its Hong Kong subsidiary. In event of a customer default the terms of the agreement requires the subsidiary to satisfy the unpaid portion of the obligation. In most cases, the guarantee is limited to the lesser of 50% of the total obligation and the remaining unpaid portion of the obligation. The total amount remaining under the guarantees as at March 31, 2003 is approximately $897 and is included in accrued liabilities. The only recourse available on these guarantees would be legal or administrative collection efforts directed against the customer.

  23 | 2003 Second Quarter Report to Shareholders

  Acquisition

  On October 24, 2002, the Company acquired 100% of the outstanding common shares of ScenicSoft, Inc. (subsequently renamed Creo Seattle, Inc., "Creo Seattle"). Creo Seattle develops and markets software for the publishing and printing industries and is headquartered in Lynnwood, Washington, U.S. The results of Creo Seattle have been included in the consolidated financial statements since the acquisition date.

  The purchase price of $9,466 consisted of cash, convertible promissory notes and assumption of liabilities. $4,000 of the purchase price is payable one year after the close of the transaction and is represented by unsecured, non-interest bearing, convertible promissory notes of the Company. The convertible promissory notes have been recorded as part of contributed surplus. The Company may convert the notes into common shares of the Company at the average closing price of the Company's common shares for the ten days prior to October 24, 2003, the one-year anniversary of the closing of the transaction.

  The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

As at October 24, 2002:
Current assets	$1,165
Capital assets, net	462
Other assets	37
Intangible assets	12,091

Total assets acquired	13,755
Current liabilities	2,505
Long-term liabilities	1,976
Total liabilities assumed	4,481

Net assets acquired	$9,274

  The Company obtained third-party valuations and assigned the purchase price to its acquired intangible assets as follows:

Acquired technology	$10,944
Trademarks	519
Customer database	628

$12,091

  All of the intangible assets are subject to amortization and are being amortized over five years.

  Restructuring

  During the second quarter of 2003, the Company recorded restructuring expenses of $2,122 representing a change in the Company's estimate of expected costs to close excess facilities in North America.

  24 | 2003 Second Quarter Report to Shareholders

  Investment

  On January 22, 2003 the Company purchased approximately 1.5 million shares of Printcafe Software, Inc. ("Printcafe") common stock at a purchase price of $1.30 per share, increasing the Company's ownership in Printcafe to approximately 45%.

  Stock-based compensation

  During the three months ended March 31, 2003, 102,788 stock options were granted to employees of the Company. No compensation cost has been recognized for such grants of options as the exercise price is equal to the market price on the date of the grant. If compensation cost for the Company's employee stock options issued since the beginning of the fiscal year had been determined using the fair value method of accounting for stock-based compensation, the Company would have recorded expenses of $75 and $97 or $nil per share for the three and six months ended March 31, 2003 respectively.

  The following weighted average assumptions would have been applied to the Black-Scholes option pricing model at the date of the grants:

	Three months ended March 31, 2003	Six months ended March 31, 2003

Dividend yield	nil	nil
Risk-free interest rate	4.19%	4.10%
Expected option life	5 years	5 years
Expected volatility	64.7%	60.8%

  Segmented information

  The following tables present the Company's results by segment:
Three months ended March 31, 2003 (unaudited):
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$ 55,088	$ 55,986	$ 16,332	$ 14,057	$ 141,463
Segment contribution	11,594	12,714	1,562	(24,586)	1,284
Reconciliation to net loss:
Segment contribution					$ 1,284
Financial income					2,450
Other					(5,407)
Income tax recovery					495

Net loss					$ (1,178)

Three months ended March 31, 2002 (unaudited):
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$ 54,475	$ 45,361	$ 13,106	$ 17,201	$ 130,143
Segment contribution	10,644	8,857	1,156	23,189)	(2,532)
Reconciliation to net loss:
Segment contribution					$ (2,532)
Financial income					1,247
Other					(16,216)
Income tax recovery					364

Net loss					$ (17,137)

  25 | 2003 Second Quarter Report to Shareholders
Six months ended March 31, 2003 (unaudited):
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$ 111,203	$ 105,572	$ 33,370	$ 34,094	$ 284,239
Segment contribution	22,433	22,506	3,550	(45,650)	2,839
Reconciliation to net income:
Segment contribution					$ 2,839
Financial income					3,996
Other					(6,532)
Income tax recovery					32

Net income					$ 335

Six months ended March 31, 2002 (unaudited):
	Americas	EMEA	Asia-Pacific	OEM and Other	Total

External revenues	$ 108,967	$ 92,339	$ 31,864	$ 36,482	$ 269,652
Segment contribution	20,701	18,550	6,774	(52,146)	(6,121)
Reconciliation to net loss:
Segment contribution					$ (6,121)
Financial income					1,914
Other					(19,503)
Income tax recovery					1,579

Net loss					$ (22,131)

  Differences between Canadian and United States accounting principles and practices

  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

  Under U.S. GAAP, the Company has elected to continue to apply the guidance set out in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee share options. Under APB 25 if the exercise price of the Company's employee share option is below the market value of the underlying share on the date of grant, APB 25 requires a stock compensation cost to be recognized.

  The effect of these differences is as follows:

Three months ended March 31

	2003 unaudited	2002 unaudited

Net loss under Canadian GAAP	$ (1,178)	$ (17,137)
Stock option compensation	(354)	(1,020)

Net loss under U.S. GAAP	$ (1,532)	$ (18,157)

  26 | 2003 Second Quarter Report to Shareholders

Six months ended March 31

	2003 unaudited	2002 unaudited

Net income (loss) under Canadian GAAP	$ 335	$ (22,131)
Stock option compensation	(730)	(11,460)

Net loss under U.S. GAAP	$ (395)	$ (33,591)

  Subsequent events

On April 4, 2003 the Company received payment on the Scitex note of approximately $18,760 relating to the April 4, 2000 acquisition of the Scitex prepress business by Creo.

On April 1, 2003, 2,056,633 stock options priced at approximately $5.88 were granted as a part of the Company's stock option grant for annual employee performance reviews.

27 | 2003 Second Quarter Report to Shareholders

Forward-looking information

This release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new markets and product introductions do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption Information Regarding Forward-looking Statements and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

28 | 2003 Second Quarter Report to Shareholders

Corporate Information

Founded in 1983, Creo Inc. (NASDAQ: CREO; TSX: CRE) is a global company with key strengths in imaging and software technology. Based in Vancouver, Canada, Creo has sales, distribution and regional support centers in the U.S., Belgium, Hong Kong, and Japan, as well as manufacturing and product development facilities in Canada, the U.S. and Israel.

Creo is the leading developer, manufacturer, and distributor of digital solutions for the graphic arts industry. Creo manufactures more than 300 products, including computer-to-plate and computer-to-film devices; inkjet and halftone digital proofers; workflow management tools; color and copydot scanning systems; desktop software; variable information workflow systems; and professional digital camerabacks. We are also an OEM supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

As the primary agent of change in the industry, Creo is helping customers adopt completely digital production methods, which reduce costs, increase print quality, and allow them to succeed in an increasingly demanding business environment.

To learn more about Creo and to view the latest news releases, please visit our web site at www.creo.com. For additional financial and company information contact Creo investor relations at:

Creo Investor Relations
3700 Gilmore Way
Burnaby, British Columbia
V5G 4M1, Canada
T: +1.604.451.2700
F: +1.604.437.9891

IR@creo.com
www.creo.com/investors

Contact our transfer agent, Computershare Trust Company of Canada, for answers to shareholder inquiries at:

Stock and Bond Transfer Department
510 Burrard Street
Vancouver, British Columbia
V6C 3B9, Canada
T: +1.604.661.9400
F: +1.604.661.1548

29 | 2003 Second Quarter Report to Shareholders

Notes

30 | 2003 Second Quarter Report to Shareholders

31 | 2003 Second Quarter Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: May 27, 2003